

Mail Stop 3561

June 17, 2009

Via Fax & U.S. Mail

Mr. Scott J. Pollei
Chief Financial Officer
Dolan Media Company
222 South Ninth Street, Suite 2300
Minneapolis, Minnesota 55402

> **Re:** **Dolan Media Company**
> **Form 10-K for the year ended December 31, 2008**
> **File No. 001-33603**

Dear Mr. Pollei:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the Year Ended December 31, 2008

Item 6. Selected Financial Data

Non-GAAP Measures, pages 38-42

1. The disclosure in your filing and the information contained in your responses to our previous comments 1,2, 3, and 4 have not proven that the presentations of Adjusted EBITDA, Cash Earnings, and Cash Earnings per Share are more useful than the most comparable GAAP measures. Most of the items excluded from each of these measures appear to fall under the category presented in Question 8 to the FAQ of items that should be discussed in MD&A but not necessarily eliminated in creating a non-GAAP measure. In your response to our previous comment 3, you support inclusion of these non-GAAP measures partially in an effort to compare with other companies that have operating strategies that differ from yours. However, the disclosure in your document on the above-referenced pages indicates that you do not believe these measures to be directly comparable to the methods used by your peer companies in calculating similarly named measures. Further, this explanation appears to indicate you may be attempting to smooth the effects of peer-to-peer differences in operating strategies from your earnings. As such, please remove these non-GAAP measures from your disclosures in future filings.

2. As a related matter, Question 8 of the previously referenced FAQ states that companies must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP financial measure is used to evaluate performance. We note from your disclosure and responses that your lenders based certain covenants on your calculation of Adjusted EBITDA. Therefore, we would not object to the presentation of Adjusted EBITDA as a liquidity measure. You may include Adjusted EBITDA provided the calculation mirrors that in the debt covenant and such measure is presented as a liquidity measure and reconciled accordingly. However, if you continue to believe Adjusted EBITDA is a performance measure and not a liquidity measure, such measure should be removed from your document.

3. Finally, as we continue to believe your presentation of cash earnings is inappropriate and should be removed in future filings, please also remove your presentation of cash earnings per share in future filings.

Financial Statements

Consolidated Statements of Operations, page 84

4. Refer to your response to our previous comment 5. We continue to believe that the $1.5 million "break up fee" should be included in operating expenses as it is a cost related to acquisitions which is neither unusual nor infrequent in nature. Please revise your financial statements accordingly.

Note 5 — Goodwill and Finite-life Intangible Assets, page 103

5. Your response to our previous comment 10 has not provided support for the assignment of a useful life of 30 years to your mastheads and tradenames. While you have discussed the reasons why you did not determine them to have an indefinite life, you did not prove that the 30 year life assigned is any more or less representative of the actual expected cash flow than any other term. As such, we reissue the comment. In your response, please support your determination of 30 years as the appropriate useful life of your mastheads and tradenames.

Exhibits, page 125

6. We note your response to our prior comment 11 and reissue in part. With respect to the Credit Agreement (Exhibit 10.28) and the First Amendment to Credit Agreement (Exhibit 10.30), please note that all exhibits to material contracts must be filed in full and include all attachments, schedules and exhibits. Refer to Item 601(b)(10) of Regulation S-K. Please refile the Credit Agreement and the First Amendment to Credit Agreement to include all attachments, schedules and exhibits in full with your next Exchange Act filing.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Lauren Nguyen with questions regarding legal matters. You may contact Amy Geddes at 202-551-3304 or me at 202-551-3211 if you have questions regarding comments on the financial statements, related matters, or any other questions.

Sincerely,

David R. Humphrey
Branch Chief